Filed Pursuant to Rule 433

Registration No. 333-276713

September 24, 2026

Relating to Preliminary Prospectus Supplement

dated September 24, 2026

PRICING TERM SHEET

Kyndryl Holdings, Inc.

$600,000,000 7.800% Senior Notes due 2029

$400,000,000 7.875% Senior Notes due 2032

This pricing term sheet (this “Pricing Term Sheet”) is qualified in its entirety by reference to the preliminary prospectus supplement, dated September 24, 2026 (the “Preliminary Prospectus Supplement”), and the related base prospectus, dated January 26, 2024 (the “Base Prospectus” and, together with the Preliminary Prospectus Supplement, including the documents incorporated by reference in the Preliminary Prospectus Supplement and the Base Prospectus, the “Prospectus”), of Kyndryl Holdings, Inc. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Kyndryl Holdings, Inc. (the “Issuer”)

Security Description:	$600,000,000 7.800% Senior Notes due 2029 (the “2029 Notes”)
$400,000,000 7.875% Senior Notes due 2032 (the “2032 Notes” and, together with the 2029 Notes, the “Notes”)

Principal Amount:	2029 Notes: $600,000,000
2032 Notes: $400,000,000

Coupon:	2029 Notes: 7.800%
2032 Notes: 7.875%

Maturity Date:	2029 Notes: September 28, 2029
2032 Notes: January 15, 2032

Offering Price:	2029 Notes: 99.827% plus accrued interest, if any, from September 28, 2026
2032 Notes: 98.821% plus accrued interest, if any, from September 28, 2026

Yield to Maturity:	2029 Notes: 7.866%
2032 Notes: 8.158%

Benchmark Treasury:	2029 Notes: 4.375% due September 15, 2029
2032 Notes: 4.375% due August 31, 2031

Spread to Benchmark Treasury:	2029 Notes: 287.5 basis points
2032 Notes: 312.5 basis points

Benchmark Treasury Price/Yield:	2029 Notes: 98-10 ⅛ / 4.991%
2032 Notes: 97-05 / 5.033%

Expected Ratings*:	Baa3 (stable outlook) (Moody’s)
BBB- (negative outlook) (S&P)
BBB (stable outlook) (Fitch)

Interest Payment Dates:	2029 Notes: March 28 and September 28 of each year, commencing on March 28, 2027
2032 Notes: January 15 and July 15 of each year, commencing on January 15, 2027

Interest Rate Adjustment:	The interest rate payable on each series of Notes will be subject to adjustment from time to time if any of Moody’s, S&P or Fitch (or, in each case, a substitute rating agency therefor), downgrades (or subsequently upgrades) the debt rating applicable to such Notes, as set forth under the caption “Description of Notes—Interest Rate Adjustment” in the Preliminary Prospectus Supplement.

Optional Redemption:	2029 Notes: Prior to August 28, 2029 (one month prior to their maturity date) (the “2029 Notes Par Call Date”), the Issuer may redeem the 2029 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2029 Notes matured on the 2029 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2029 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2029 Notes Par Call Date, the Issuer may redeem the 2029 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2029 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

2032 Notes: Prior to December 15, 2031 (one month prior to their maturity date) (the “2032 Notes Par Call Date”), the Issuer may redeem the 2032 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2032 Notes matured on the 2032 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2032 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2032 Notes Par Call Date, the Issuer may redeem the 2032 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2032 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Use of Proceeds:	The Issuer intends to use the net proceeds of this offering to repay at maturity the $700 million outstanding aggregate principal amount of its 2.05% senior notes due October 2026. The Issuer intends to use any remaining net proceeds from this offering, together with cash on hand, to repay the Outstanding Balance under its Revolving Credit Agreement, and for related fees and expenses.

Trade Date:	September 24, 2026

Settlement Date:	September 28, 2026 (T+2)

CUSIP / ISIN:	2029 Notes: 50155Q AP5 / US50155QAP54
2032 Notes: 50155Q AQ3 / US50155QAQ38

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.

Co-Managers:	BBVA Securities Inc.
Deutsche Bank Securities Inc.
Santander US Capital Markets LLC
TD Securities (USA) LLC
BNP Paribas Securities Corp.
BofA Securities, Inc.
Lloyds Securities Inc.

* A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time. An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each of the security ratings above should be evaluated independently of any other security rating.

It is expected that delivery of the Notes will be made against payment therefor on or about September 28, 2026, which will be the second business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to the business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their advisors.

The Issuer has filed a registration statement (including a base prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying base prospectus in that registration statement, this pricing term sheet and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and the accompanying base prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, Citigroup Global Markets Inc. at 1-800-831-9146 or Morgan Stanley & Co. LLC at 1-866-718-1649.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.